October 28, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Alphabet Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed July 26, 2019
File No. 001-37580

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”) submits this letter in connection with the comments from the staff of the United States Securities and Exchange Commission received by letter dated October 18, 2019 (the “Comment Letter”) relating to the above-referenced filing.

Alphabet is working expeditiously to respond to the Comment Letter, and respectfully requests an extension of time to respond. Alphabet currently anticipates submitting a response to the Comment Letter on or about November 22, 2019.

Please do not hesitate to contact me at 650-214-5324 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,
ALPHABET INC.
/s/ KENNETH YI
Kenneth Yi
Director, Legal

cc: Amie Thuener O'Toole, Vice President and Chief Accounting Officer